August 21, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION Mark C. Shannon Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010
Re:	Vale S.A Form 20-F for the Fiscal Year Ended December 31, 2008 Filed April 28, 2009 File No. 001-15030 Response to Staff Comment Letter dated August 10, 2009

Dear Ms. Davis:

By letter dated August 10, 2009, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 28, 2009 (the “2008 Form 20-F”) by Vale S.A. (“Vale”). This letter provides Vale’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2008 Form 20-F.

Form 20-F for the Fiscal Year Ended 2008

Results of Operations – 2008 Compared to 2007, page 91

Income Taxes, page 97

1.

We note your disclosure specifying several factors as to why your effective tax rate on pre-tax income for the year ended December 31, 2008 is 4%. Please tell us and disclose if you expect the trend of an effective tax rate that is substantially lower than the statutory rate to continue. In addition, please specify which of the non-Brazilian subsidiaries have a materially different rate than your 34% statutory rate.

We do not expect the trend of an effective tax rate that is substantially lower than the statutory rate for 2008 to continue.

Although historically our effective tax rate has been lower than the Brazilian statutory rate, the tax effects recognized in 2008, which resulted in a significantly lower effective tax rate, were mainly generated by the 31.9% appreciation of the U.S. dollar against the Brazilian real during the year (22% of which occurred during the fourth quarter). That significant exchange variation

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directly impacted the exchange gains and losses recognized on transactions between the parent company and certain of its subsidiaries.

Although those gains and losses are eliminated from reported consolidated amounts in the consolidation and currency re-measurement process, they are not eliminated for tax purposes since in Brazil there is currently no consolidated income tax regime. Rather, income taxes are determined at the level of each legal entity. As a result, the significant exchange losses eliminated from our consolidated financial statements were still deductible for tax purposes in Brazil, favorably affecting our effective income tax rate.

The exchange variations that affect recognized/eliminated gains and losses on intercompany transactions depend on macroeconomic factors, including the economic and exchange rate policies of each country where we have subsidiaries with which we enter into significant transactions in a foreign currency. We are not able to reasonably predict changes in the prices of the currencies in which we conduct operations, and therefore we cannot estimate the tax impact of such changes on our consolidated financial statements. For illustrative purposes, the reported effective income tax rate in our condensed consolidated financial information for the six months ended June 30, 2009, filed in a report on Form 6-K, was 49.7%, mainly driven by the 16.5% depreciation of the U.S. dollar against the Brazilian real during this period.

Vale International S.A. is our main non-Brazilian subsidiary with a materially different tax rate than Vale’s statutory rate.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page F-9

(d) Inventories, page F-9

2.

We note your disclosure that indicates you account for stockpiled inventories as “processed” when they are removed from the mine. Please clarify if your policy further attributes additional conversion costs and depreciation to these stockpiled inventories as they are converted into finished goods.

We confirm that we attribute all additional conversion costs and depreciation to stockpiled inventories until they are ready to be sold as finished goods. We will expand our accounting policy in our 2009 Form 20-F to read as follows:

“Inventory is recorded at the average cost of purchase or production, reduced to market value (net realizable value less a reasonable margin) when lower. Stockpiled inventories are accounted for as processed when they are removed from the mine. The cost of finished goods comprises depreciation and all direct costs necessary to convert stockpiled inventories into finished goods.

We classify proven and probable reserve quantities attributable to stockpiled inventories as inventories. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.

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We periodically assess our inventories to identify obsolete or slow-moving inventories, and if needed we recognize definitive allowance for them.”

Note 6. Income Taxes, page F-14

3.	Please clarify how you account for the potential tax impact associated with your undistributed earnings of foreign subsidiaries. Refer to APB 23.

We analyze the potential tax impact associated with undistributed earnings by each of our subsidiaries. For those subsidiaries in which the undistributed earnings would be taxable when remitted to the parent company, but we meet the criteria in paragraph 12 of APB 23, no deferred tax is recognized.

Note 12. Investments in Affiliated Companies and Joint Ventures, page F-19

4.

With respect to each of your investments included in this tabular disclosure, please tell us if they are accounted for in accordance with APB 18, SFAS 115, SFAS 159 or some other pronouncement. In doing so, please tell us how you concluded that the related accounting treatment and classification on your financial statements was appropriate.

We account for investments in affiliated companies and in joint ventures at the equity method in accordance with APB 18. When available, we evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices. If the quoted market prices are below book value, and such declines are considered to be other than temporary, we write-down our equity investments to quoted market values.

Investments in equity securities classified as “available-for-sale” are recorded pursuant to SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we classify unrealized holding gains and losses, net of taxes, as a separate component of stockholders’ equity until realized or impaired.

We have not adopted the fair value option under SFAS 159.

Note 13. Impairment of goodwill, page F-20

5.

We note your disclosure that indicates in the case of Vale Inco goodwill has been allocated by you to the “finished products” and “intermediate products” reporting units. Please explain to us the nature of these reporting units. In addition, please clarify if your allocation of goodwill related to this acquisition included goodwill attributed to mine reporting units.

Vale Inco, at the consolidated level, is considered to be one operating segment (following the guidance provided in paragraph 10 of SFAS 131), included under the reportable segment “Non-Ferrous” (together with other nickel, potash, kaolin and copper operations).

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In accordance with paragraphs 18 and 30 of SFAS 142, we test goodwill for impairment at reporting unit levels, defined as an operating segment or one level below an operating segment (referred to as a component). The two reporting units within Vale Inco, at which level the goodwill acquired with that subsidiary is tested for impairment, are the finished products component and the intermediate products component, each of which meets all of the following conditions:

•	discrete financial information is available with respect to the reporting unit,
•	such available financial information is regularly reviewed, and
•	the reporting unit constitutes a business.

The finished products component represents mining and processing operations in Canada and refining operations in some other countries. The intermediate products component represents mining and processing operations in Indonesia, where nickel-in-mate, an intermediate product, is produced and sold.

These components include the mines directly related to and used in the above described operations. For this particular case, the individual mines do not meet the criteria to be regarded as reporting units, in accordance with SFAS 142 and SFAS 131.

Note 22. Fair Value Disclosure of Financial Assets and Liabilities, page F-35

6.

We note your disclosure on page F-35, which specifies that you hold $2,408 million of available-for-sale securities as of December 31, 2008. Please clarify if this disclosure references the $2,308 million of short-term investments disclosed on the face of your balance sheet as of December 31, 2008. If the disclosure on page F-35 is meant to reference the $2,408 million of investments in affiliated companies, joint ventures and other investments reflected on the face of your balance sheet as of December 31, 2008, please clarify why you have characterized all of your investments in affiliated companies, joint ventures and other investments as available-for-sale securities. Finally, please provide the disclosure requirements of paragraphs 19-22 of SFAS 115 for all of your short-term investments as well as your available-for-sale securities including those disclosed in Note 12.

We confirm that the disclosure on page F-35 should refer to the equity securities classified as available-for-sale in accordance with SFAS 115, which, as indicated in Note 12, represent only part of our investments in affiliated companies and joint ventures. However, the amount disclosed in Note 22 incorrectly reflected investments accounted for under the equity method. We do not classify all of our investments in Note 12 as available-for-sale.

As described in Note 3(b), our short-term investments have the same nature as our cash equivalents but with original maturities of more than 90 days. These investments are comprised of time deposits and do not include any equity securities.

The tabular disclosure in Note 22 should have read as follows:

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	Fair value measurements
	Carrying amount	Quoted prices in active markets for identical assets or liabilities, (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities	639	196	443	-
Unrealized losses on derivatives	(539)	-	(539)	-
Other financial liabilities	(380)	-	(380)	-

* * * * *

Vale hereby acknowledges that Vale is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Vale may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa

Chief Financial Officer

cc:	John Cannarella, Division of Corporation Finance
Kevin Stertzel, Division of Corporate Finance

Securities and Exchange Commission

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

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